FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC ANNOUNCES TOTAL AVAILABLE AMOUNT FOR TENDER OFFERS

On May 28, 2020, HSBC Holdings plc (the "Company," "we" or "us") announced the launch of five separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below. We refer to the outstanding notes listed in the table below collectively as the "Notes" and separately as a "series" of Notes. We refer to each offer to purchase a series of Notes as an "Offer", and collectively as the "Offers."

Acceptance Priority Level(1)	Title of Notes	CUSIP	Maturity Date	Principal Amount Outstanding	Reference Security	Fixed Spread	Fixed Price(2)
1	3.400% Senior Unsecured Notes due 2021	404280AV1	March 8, 2021	$3,000,000,000	UST 1.125% due 28 February 2021 (US912828P873)	+25 basis points ("bps")	N/A
2	5.100% Senior Unsecured Notes due 2021	404280AK5	April 5, 2021	$2,500,000,000	UST 1.250% due 31 March 2021 (US912828Q376)	+25 bps	N/A
3	2.950% Senior Unsecured Notes due 2021	404280AY5	May 25, 2021	$2,500,000,000	UST 2.625% due 15 May 2021 (US9128284P22)	+30 bps	N/A
4	Floating Rate Senior Unsecured Notes due 2021	404280AX7	March 8, 2021	$1,000,000,000	N/A	N/A	$1,013.93
5	Floating Rate Senior Unsecured Notes due 2021	404280AZ2	May 25, 2021	$1,000,000,000	N/A	N/A	$1,012.29

(1) We will accept Notes in the order of their respective Acceptance Priority Level specified in the table above, subject to the satisfaction of the Financing Condition (as defined in the Offer to Purchase).  It is possible that the Financing Condition might not be met with respect to any series of Notes with any Acceptance Priority Level, and such series of Notes will not be accepted for purchase, even if one or more series of Notes with a lower Acceptance Priority Level is accepted for purchase.

(2) Per $1,000 principal amount.

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2020 relating to the Notes (the "Offer to Purchase") and the related notice of guaranteed delivery (together with the Offer to Purchase, the "Offer Documents"), including the Financing Condition (as defined in the Offer Documents). Each Offer will expire at 5:00 p.m. (New York City time) on June 4, 2020, unless extended or earlier terminated by the Company in its sole discretion. The Offer Documents are available at the following link: https://www.gbsc-usa.com/hsbc/.

The Company announces that on May 28, 2020 it priced a new issuance of (i) $2,000,000,000 2.099% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 and (ii) $1,500,000,000 2.848% Fixed Rate/Floating Rate Senior Unsecured Notes due 2031 (together, the "New Notes"), in an aggregate principal amount of $3,500,000,000.  Therefore the Total Available Amount (as defined in the Offer Documents) for purposes of the Financing Condition is $3,500,000,000.  Application will be made to list the New Notes on the New York Stock Exchange

Holders of Notes are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Offers.

The Company has retained HSBC Bank plc as Dealer Manager for the Offers (the "Dealer Manager"). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect)  or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation will act as the information agent (the "Information Agent"). Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to the Information Agent at (866) 470-4300 (toll free) or (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

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This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

United Kingdom. This communication and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of HSBC Holdings, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as "Relevant Persons") and the transactions contemplated by the Offer to Purchase will be available only to, and engaged in only with, Relevant Persons.  Any person who is not a Relevant Person should not act on or rely on this communication or any of its contents.

Belgium.  Neither this communication nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority ("Autorité des services et marches financiers / Autoriteit financiële diensten en markten") and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the "Belgian Takeover Law") as amended or replaced from time to time.  Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this communication nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law.  This communication has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers.  Accordingly, the information contained in this communication may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.  The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.  Holders or beneficial owners of the Notes that are located in Italy can tender the Notes for purchase in the Offers through authorized persons  (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Hong Kong. This communication and any other documents or materials relating to the Offers and/or the debt securities is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the "CWUMPO"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the "SFO") and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the CWUMPO.

No invitation, advertisement or document relating to the Offers and/or the Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.  Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should," "potential," "reasonably possible" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under "Risk Factors" in our Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                            +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                             +44 (0) 20 7991 9813                         ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,918bn at 31 March 2020, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 May 2020